UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Distribution of Proxy Statement

On September 7, 2023, Fusion Fuel Green PLC (the “Company”) distributed its definitive proxy statement to shareholders for an annual general meeting of shareholders to be held on September 29, 2023. A copy of the proxy statement is annexed as Exhibit 99.1 hereto.

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Definitive Proxy Statement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: September 19, 2023	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer

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